UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              SCHEDULE 13D
                            (Amendment No. 2)

                Under the Securities Exchange Act of 1934

                             Anacomp, Inc. (ANCO)
                              (Name of Issuer)

                      Common Stock, $.01 par value
                     (Title of Class of Securities)

                           CUSIP No. 032371106
                             (CUSIP Number)

                              Felix Kozodoy
                      Magten Asset Management Corp.
                           35 East 21st Street
                       New York, New York  10010
                              (212) 529-6612
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           September 11, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting benefi-cial ownership of five percent or less of such class.)
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                              SCHEDULE 13D

 CUSIP No. 032371106

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Magten Asset Management Corp.


2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only


4    Source of Funds*

     0

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e) /x/

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     2,209,088

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     2,888,751

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     2,888,751

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     28.9%

14   Type of Reporting Person*

     IA, CO
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D

 CUSIP No. 032371106

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Talton R. Embry

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     0

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e) /x/

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     39,689

8    Shared Voting Power

     2,209,088

9    Sole Dispositive Power

     39,689

10   Shared Dispositive Power

     2,888,751

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     2,928,440

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     29.3%

14   Type of Reporting Person*

     IN
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

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           The Schedule 13D was initially filed on June
13, 1996 (collectively, with all amendments thereto, the "Schedule 13D") by (i) Magten Asset Management Corp., a
Delaware corporation ("Magten") with respect to the shares of Common Stock beneficially owned by investment advisory clients of Magten (the "Investment Advisory
Shares"), and (ii) Talton R. Embry ("Embry"; together with Magten, the "Filing Persons"). The Schedule 13D is hereby amended by this Amendment No. 2 as follows:

Item 3. Source and Amount of Funds or Other Consider-ation.

          Item 3 as reported on Schedule 13D is hereby amended and restated in its entirety as follows:

          Pursuant to the Company's Third Amended Plan of
Reorganization, which became effective on May 20, 1996, on June 4, 1996, Magten acquired beneficial ownership of 2,853,751 shares of Common Stock and Embry acquired beneficial ownership of 39,689 shares of Common Stock
(collectively the "Shares"), and of $49,349,000 and $685,000 of new 13% Senior Subordinated Notes due June
4, 2002, respectively, in exchange for a total of $70,350,000 principal amount of the Company's 15% Senior
Subordinated Notes due November 1, 2000. On behalf of certain investment advisory clients, Magten purchased an additional 35,000 shares on a when-issued basis on May
30, 1995.  The net investment cost for the 15% Senior
Subordinated Notes and the when-issued shares is $52,446,982. The consideration was obtained from the working capital of the accounts managed by Magten. The shares of Common Stock held by one investment advisory client are held in a margin account. Such margin account is maintained at Bear Stearns & Co. and may from time to time have debit balances. Because other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased or sold.
Currently, the interest rate charged on such margin account is 6.25%.

Item 4.   Purpose of Transaction.

          Item 4 as reported on Schedule 13D is hereby amended and restated in its entirety as follows:

          Although Embry is a director of the Company, he and Magten hold the Shares for investment and not with the purpose of changing or influencing the control of the Company. Neither Magten nor Embry has any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D, except that
(i) with respect to the planned rights offering announced by the Company on September 11, 1996, Magten has informed the Company that Magten, on behalf of its investment advisory client accounts, currently intends, but has no obligation, to exercise the rights that its investment advisory client accounts receive in the basic rights subscription as well as any additional rights available through the oversubscription; and (2) the Filing Persons may dispose of some or all of the Shares, or may acquire additional shares of Common Stock for their own accounts or on behalf of Magten's investment advisory clients, from time to time, depending upon the price of the Common
Stock, market conditions, evaluation of alternative investments, and other factors.

PAGE

Item 5.   Interest in Securities of the Issuer.

          Item 5 as reported on Schedule 13D is hereby amended and restated in its entirety as follows:

          (a)  Magten has beneficial ownership of an
aggregate 2,888,751 shares of Common Stock of the Company, constituting approximately 28.9% of the 10,000,000 shares of Common Stock believed to be out-standing on August 30, 1996. All of these shares of Common Stock are beneficially owned by investment advisory clients of Magten (collectively, the "Investment
Advisory Shares"). Magten has shared voting power (with its investment advisory clients and Embry) with respect to the 2,209,088 shares of Common Stock owned by these clients and shared dispositive power (with its investment advisory clients and Embry) with respect to the 2,888,751 shares of Common Stock owned by these clients.

          Magten may be deemed to be the beneficial owner of the Investment Advisory Shares. Pursuant to Rule
13d-4 promulgated under the Securities Exchange Act of 1934, Magten hereby declares that the filing of this
Schedule 13D shall not be construed as an admission that it is the beneficial owner of these shares.

          (b)  Embry, as sole stockholder and a Managing
Director of Magten, may be deemed to beneficially own all the shares of Common Stock beneficially owned by Magten, as described in Item 5(a) above.

          Embry, as trustee of four pension trusts for the benefit of current and former employees of Magten including himself (the "Pension Trusts"), also has sole voting and dispositive power with respect to 38,662 shares of Common Stock owned by such trusts
(collectively, the "Pension Trust Shares").

          Embry, has sole voting and investment power with respect to 1,027 shares of Common Stock held by his minor children (collectively, the "Family Shares").

          The shares described in Item 5(a) as benefi-cially owned by Magten with respect to which Embry may be deemed a beneficial owner, together with the additional shares described in this Item 5(b) with respect to which Embry may also be deemed a beneficial owner, aggregate
2,928,440 shares of Common Stock and constitute approxi-mately 29.3% of the 10,000,000 shares of Common Stock of the Company believed to be outstanding on August 30, 1996.

          Pursuant to Rule 13d-4, Embry hereby declares that the filing of this Schedule 13D shall not be con-strued as an admission that he is the beneficial owner of the Investment Advisory Shares, the Pension Trust Shares
(to the extent such shares exceed his and his wife's pro rata interest as beneficiaries of such trusts) or the Family Shares.

PAGE
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          (c)  No transactions in Common Stock were
effected by the Filing Persons during the 60-day period day ended the date hereof. Minor changes in the Shares beneficially owned by the Filing Persons are due to errors in calculation.

          (d)  The beneficial owners of the Investment
Advisory Shares have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of such shares. The following investment advisory clients of Magten have such an interest with respect to more than five percent of the shares of Common
Stock:  General Motors Employees Domestic Group Pension
Trust, Bankers Trust as Trustee for the Hughes Master
Retirement Trust, and Los Angeles Fire and Police Pension
Systems - Fund 2525.  The beneficiaries of the Pension
Trusts and Embry's minor children have the right to receive dividends from or proceeds from the sale of the Pension Trust Shares and Family Shares, respectively.

          (e)  Not applicable.

PAGE

                               SIGNATURES


      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 16, 1996



                     MAGTEN ASSET MANAGEMENT CORPORATION



                      By:   /s/  Talton R. Embry
                            Talton R. Embry
                            Managing Director




                            /s/  Talton R. Embry
                            Talton R. Embry